FORGE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION AS OF
DECEMBER 31, 2023

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PUBLIC DOCUMENT
(Pursuant to Rule 17a5 (e)(3) under the Securities Act of 1934)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66846

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/23** AND ENDING **12/31/23**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **FORGE SECURITIES LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4 EMBARCADERO CENTER, SUITE 1500

(No. and Street)

SAN FRANCISCO	**CA**	**94111**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

SANDRA FLAVIANI	650 265 2562	sandra.flaviani@forgeglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP

(Name – if individual, state last, first, and middle name)

560 MISSION STREET, SUITE 1600	SAN FRANCISCO	CA	94105
(Address)	(City)	(State)	(Zip Code)

October 30, 2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Jennifer Phillips, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Forge Securities LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: President

State of New York
County of New York

Sworn to before me on this 29th day of February 2024.

Notary Public



WILLIAM J. PLUCINSKI
Notary Public of New York
Registration # 01PL4617853
Qualified in New York County
My Commission Expires 3/30/2027

This filing contains (check all applicable boxes):**

X   (a) Statement of financial condition.
X   (b) Notes to consolidated statement of financial condition.
      (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
      (d) Statement of cash flows.
      (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
      (f) Statement of changes in liabilities subordinated to claims of creditors.
      (g) Notes to consolidated financial statements.
      (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
      (i) Computation of tangible net worth under 17 CFR 240.18a-2.
      (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
      (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
      (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
      (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
      (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
      (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
      (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
X   (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
      (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
      (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
X   (t) Independent public accountant's report based on an examination of the statement of financial condition.
      (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
      (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
      (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
      (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
      (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that 95 no material inadequacies exist, under 17 CFR 240.17a-12(k).
      (z) Other: _

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Ernst & Young LLP
560 Mission Street, Suite 1600
San Francisco, CA 94105

Tel: +1 415 894 8000
Fax: +1 415 894 8099
ey.com

Report of Independent Registered Public Accounting Firm

To Those Charged with Governance and the Member of Forge Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Forge Securities LLC (the "Company") as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2021.

February 29, 2024

Forge Securities LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash and cash equivalents	$	27,356,668
Commissions receivable - net		1,204,552
Other assets		283,557
Total Assets	$	28,844,777

Liabilities and Member's Equity

Liabilities:		
Due to affiliates	$	12,296,342
Accrued expenses and other liabilities		178,743
Total Liabilities		12,475,085
Member's Equity		16,369,692
Total Liabilities and Member's Equity	$	28,844,777

See Accompanying Notes to the Financial Statement

1. ORGANIZATION AND NATURE OF OPERATIONS

Forge Securities LLC (the "**Company**"), is a wholly-owned subsidiary of Forge Financial Holdings, Inc., (the "**Parent**") which is a wholly-owned subsidiary of Forge Global Inc.("**Forge**"). The Company is registered with the Securities and Exchange Commission ("**SEC**") as a securities broker-dealer and an alternative trading system ("**ATS**") and is a member of the Financial Industry Regulatory Authority, Inc. ("**FINRA**"). The Company primarily operates as a broker-dealer in private securities transactions. The Company operates in one reportable segment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are inherently subjective in nature and, therefore, actual results may differ from the Company's estimates and assumptions. The Company bases its estimates on historical experience and also on assumptions that it believes are reasonable. These estimates are based on information available as of the date of the financial statements; therefore, actual amounts may differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less from the date of purchase, as well as money market investments, to be cash equivalents. Cash and cash equivalents consist primarily of bank deposit accounts and investments in money market funds.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk primarily comprise cash and cash equivalents and commission receivables. Cash and cash equivalents may, at times, exceed amounts insured by the Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation. The Company's exposure to credit risk in the event of default by financial institutions is limited to the amounts recorded on the statement of financial condition. The Company performs on a periodic basis

evaluations of the relative credit standing of these financial institutions to limit the amount of credit exposure. The Company has not experienced any losses on its deposits of cash and cash equivalents to date.

The Company's exposure to credit risk associated with its contracts with holders of private company equity ("sellers") and investors ("buyers") related to the transfer of private securities is measured on an individual counterparty basis. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, the Company's exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2023, the Company did not have any material concentrations of credit risk outside the ordinary course of business.

Allowance for Credit Losses

The Company estimates our allowance for doubtful accounts using an aging method, disaggregated based on customer characteristics. The allowance for doubtful accounts is maintained at a level that the Company believes to be sufficient to absorb expected losses over the expected life in our accounts receivable portfolio. The allowance is based on several factors, including continuous assessments of risk characteristics, specific customer events that may impact its ability to meet its financial obligations, historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts, and other reasonable and supportable economic characteristics. Accounts receivables are written-off against the allowance for doubtful accounts when collection efforts cease. The allowance for credit losses is reviewed on a quarterly basis to assess the adequacy of the allowance.

Income Taxes

The Company is treated as a disregarded entity for state and federal income tax purposes. No provision for income taxes is required by the Company.

New Accounting Standards

The Company did not adopt any new accounting standards during the year ended December 31, 2023. In addition, there are no new accounting standards not yet adopted that are material to the Company as of December 31, 2023.

3. **COMMISSIONS RECEIVABLE -NET**

On December 31, 2023, the Company had $1,444,871 in commission receivables with respect to completed transactions in private company shares due from transacting parties.

The allowance for doubtful accounts was $240,319 and $147,081 as of December 31, 2023 and January 1, 2023. respectively.

4. RELATED PARTY TRANSACTIONS

The Company is party to a services agreement with Forge effective August 2021 (the "Services Agreement"). Under the Services Agreement, Forge provides certain services to the Company and allocates certain direct expenses to the Company.

Under the Services Agreement, Forge allocates to the Company a pro-rata amount of compensation and benefits of Forge personnel performing functions in support of the Company. The Company is also allocated certain general administrative, operational, legal and occupancy costs for services performed by Forge on behalf of the Company. Net cash is settled with Forge periodically throughout the year. As of December 31, 2023, the Company owed Forge $12,250,974 which is included in Due to affiliates on the Statement of Financial Condition.

5. FAIR VALUE OF ASSETS AND LIABILITIES

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3*. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within

which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurement

Financial instruments consist of cash, cash equivalents, commissions receivable, accrued expenses and other liabilities. The carrying amount of each of these instruments approximates its fair value due to the short-term nature and liquidity of the instruments. The Company classifies money market funds within Level 1 of the fair value of hierarchy because the Company values these investments using quoted market prices. As of December 31, 2023 the Company had $27,079,588 invested in money market funds.

6. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) ("Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under the Rule, the Company may not repay subordinated borrowings if such payment would result in net capital amount of less than 120 percent of the minimum dollar amount required. At December 31, 2023, the Company had net capital of $14,339,991 which was $13,979,405 in excess of its required net capital of $360,586. The Company's aggregate indebtedness to net capital ratio was 0.38 to 1.

7. CONTINGENCIES AND OTHER REGULATORY MATTERS

Legal Matters—The Company reviews its legal and regulatory inquiries on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company's legal expenses reflect costs incurred or reasonably anticipated in connection with legal services rendered, including but not limited to legal counsel concerning the Company's regular business activities, regulatory guidance, and disputes, ongoing and resolved, including accruals for potential losses. The Company monitors the matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. Although occasional adverse decisions or settlements may occur, The Company believes that the final disposition of such matters will not have a material adverse effect on the Company's financial statements.

Regulatory Matters—The Company operates as a SEC registered securities broker-dealer and FINRA member. Accordingly, the Company is subject to periodic regulatory examinations and inspections. Compliance and private company transaction issues that are reported to regulators, such as FINRA and the SEC, by dissatisfied clients or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by clients or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company.

8. **SUBSEQUENT EVENTS**

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2023, through the date the statement of financial condition was issued on February 29, 2024.